PRESS RELEASE

ASANKO GOLD REPORTS Q2 2017 RESULTS

Vancouver, British Columbia, August 3, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) reports its second quarter ("Q2") 2017 operating and financial results and revises guidance. The Company released its production and revenue results for Q2 on July 19, 2017. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

Q2 2017 Highlights:

  No lost time injuries during the quarter, maintaining industry leading safety statistic LTIFR of 0.20 per million man hours worked

  Quarterly gold production of 46,017 ounces

    Mining continued through planned low grade zone of the Nkran pit

    Grade control drilling confirms accuracy of updated Nkran MRE to within 2% for last three months

    Ore mining activities at Akwasiso satellite deposit commenced

  P5M volumetric upgrades to increase plant throughput to 5Mtpa completed ahead of schedule and within budget

  Gold sales of 48,461 ounces at an average gold price of $1,238 per ounce generating gold revenue of $60.0 million

  AISC[3] decreased to $930/oz (Q1: $956/oz) quarter on quarter, predominantly due to decreases in mining costs and sustaining capital

  Operating cash costs[2] of $572/oz (Q1: $578/oz) and total cash costs[2] of $634/oz (Q1: $638/oz)

  Cash provided by operating activities of $33.7 million ($26.7 million before working capital changes)

  Earned net income of $1.2 million ($0.00/share)

  Cash and immediately convertible working capital[1] amounting to $59.1 million

  Subsequent to quarter end, recent information has prompted revision of 2017 annual guidance revised to 205,000 to 225,000 ounces at AISC of US$920 to US$960/oz due to the following:

    The deeper levels of artisanal workings at Akwasiso, resulting in less oxide ore tonnes and more fresh ore tonnes impacting the projected overall oxide tonnes to be processed in H2 2017

    Recent testwork results identified blast movements as a source of ore losses and dilution in the Nkran pit

Commenting on the Company's quarterly performance, Peter Breese, President and CEO, said "Although production was lower compared to the previous quarter, as we previously guided, Q2 2017 has had some positive wins. We reduced our AISC to US$930/oz quarter on quarter. Our grade control drilling program compared favourably to within 2% to the Nkran mineral resource estimate. This validates our recently updated Nkran mineral resource estimate. We also completed the P5M volumetric upgrades ahead of schedule and within budget.

Since we published Q2 2017 production results, we have received additional information which has prompted a review of our 2017 annual guidance. The historic artisanal workings at Akwasiso are deeper than previously thought and this has resulted in less oxide and more fresh ore tonnes being available for mining than expected. As a result, we will be feeding less oxide tonnes through the plant, reducing the overall tonnes processed in H2 2017 until Dynamite Hill comes on stream towards the end of Q4 2017.

At Nkran the recent results from the ore reconciliation process identified blast movements as a source of ore losses and dilution in the pit. We are now deploying blast movement technology to amend our dig plans to maximize gold recovery. We expect to see the full benefits of this program over the coming two quarters as it is embedded into our operational plans, but we are still taking a more cautious view with respect to guidance. The combination of these two factors has resulted in the guidance revision."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the quarter ended June 30, 2017, which are available at www.asanko.com and filed on SEDAR. There are no comparative numbers presented in this press release as commercial production was declared on April 1, 2016 and therefore not considered operating for financial reporting purposes.

Key Operating and Financial Highlights Asanko Gold Mine

	Q2 2017	Q1 2017

Waste Mined ('000t)	6,457	5,620
Ore Mined ('000t)	1,049	1,017
Strip Ratio (W:O)	6.2:1	5.5:1
Mining Cost ($/t mined)	3.22	3.89
Ore Treated ('000t)	887	908
Gold Feed Grade (g/t)	1.7	2.1
Gold Recovery (%)	94	95
Processing Cost ($/t treated)	12.80	13.36
Gold Production (oz)	46,017	58,187

Gold Sales (oz)	48,461	57,812
Average Realised Gold Price ($/oz)	1,238	1,199
Operating Cash Costs[2] ($/oz)	572	578
Total Cash Costs[2] ($/oz)	634	638
All-in Sustaining Costs ("AISC")[3] ($/oz)	930	956
All-in Sustaining Margin ($/oz) [1]	308	243

Gross Gold Revenue ($m)	60.0	69.3
Production Costs, including Royalties ($m)	31.3	37.7
Income from Mine Operations ($m)	14.5	15.1
Net Income (Loss) ($m)	1.2	7.8
Net Income (Loss) per Share	$0.00	$0.04
Adjusted Net Income[1] (Loss) ($m)	1.2	7.8
Adjusted Net Income[1] (Loss) per Share	$0.00	$0.04
Cash provided by Operating Activities ($m)	33.7	14.4
Cash provided by Operating Activities b/f working capital ($m)	26.7	28.8
Cash provided by Operating Activities per share	$0.17	$0.07

Q2 2017 Operating Results

  Industry-leading safety record maintained, with a rolling 12 month LTIFR of 0.20 per million man hours worked and no lost time injuries reported during the quarter.

  Gold production of 46,017 ounces as mining activities worked through the planned low-grade sandstone section of the Nkran orebody, mining operations commenced at Akwasiso and the plant was impacted by the shutdowns associated with the tie-ins of the volumetric upgrades to 5Mtpa.

  Ore mining rates for the AGM during the quarter averaged 350,000tpm at an average mining grade of 1.5 g/t and a slight increase in the strip ratio to 6.2:1, as a result of the waste mining in the cut 2 western wall push back and the development of the Akwasiso pit.

  Cut 2 pushback of the Nkran pit commenced during the quarter and initially focused on the western wall sequence, which included an additional 1.1 million tonnes ("Mt") of waste material to align the updated side wall designs to the geotechnical recommendations received from SRK in the slump area. Once the required design elevation was reached on the western wall, the southeast sequence of the cut commenced, which will continue in this area throughout the remainder of 2017.

  Mining operations adopted the new CSA Global Mineral Resource Estimate ("MRE") and grade control estimation process during Q1 2017, which were fully implemented by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017.

  The reconciliation between the MRE model and the grade control model for the months of May, June and July confirmed a close correlation of 2% between the two models, affirming the AGM Global MRE.

  Subsequent to the quarter end, in late July 2017, initial results of the mining reconciliation process designed to verify the Nkran reserve model to actual mining practices were received. The results identified blast movements, which are impacting ore losses and dilution, as a key focus area in the mine-to-metal value chain. Blast movement monitoring technology, which accurately measures blast movement to determine the actual location of the ore post blast, has been deployed in the Nkran pit in the past few weeks to address these focus areas in order to align ore losses and dilution to design levels.

  Pre-stripping and mining activities commenced at Akwasiso in June 2017. Early mining operations focused on the removal of previously disturbed surface material from historic artisanal workings which resulted in less oxide tonnes and lower grades reporting to the mill in June.

  Subsequent to the quarter end, the disturbed surface material from historic artisanal workings at the Akwasiso deposit goes deeper than previously thought and has resulted in less oxide ore tonnes being available. In addition, during the process of removing the historical artisanal workings, fresh granites have been encountered that were previously deemed to be oxidized. This has resulted in less oxides and more fresh ore being available for mining in these areas. As a consequence, the Company is now forecasting it will process less oxide ore from the deposit. This will reduce the overall tonnes processed through the plant in H2 2017 until Dynamite Hill is operational in Q4 2017.

  The processing facility continued to operate at above feasibility levels and in line with expectations (approximately 20% above design during Q2 2017), processing 887,000 tonnes with a feed grade of
  1.7 g/t.

  Gold recoveries continue to exceed design levels at 94%.

  During Q2, the Project 5 Million ("P5M") volumetric upgrades were completed a month ahead of schedule and within budget. Plant commissioning is underway and will continue throughout Q3 2017. Some significant early results have been achieved, with the upgraded plant running on a campaign basis at 625 tonnes per hour (equivalent to 5Mtpa) for significant periods of time.

Q2 2017 Financial Performance

  Net income was $1.2 million or $0.00 per share (Q1: $0.04 per share).

  Unit costs of production for mining and processing averaged $3.22/tonne mined and $12.80/tonne milled respectively for the quarter. Mining costs per tonne fell 17% (from $3.89/tonne to $3.22/tonne) as a result of mining predominantly in softer oxide and transitional zones.

  Operating cash costs[2] and total cash costs[2] decreased slightly to $572/oz (Q1: $578/oz) and $634/oz (Q1: $638/oz) respectively.

  AISC[3] decreased to $930/oz (Q1: $956/oz) driven predominately by lower mining and processing costs and sustaining capital expenditures compared to the previous quarter.

  Gold sales of 48,461 ounces at an average realized price of $1,238/oz (Q1: $1,199/oz). With gold revenues, net of royalties of $57.0 million (Q1: $65.8 million).

  Total cost of sales (including depreciation and depletion) was $42.7 million. Cash provided by operating activities was $33.7 million or $0.17 per share. Cash provided by operating activities before working capital adjustments was $26.7 million.

Q2 2017 Liquidity and Capital Resources

  Cash and equivalents including immediately convertible working capital amounting to $59.1 million, comprising cash of $54.9 million, unrefined gold dore on hand with a cost of $3.8 million (and a market value of $4.6 million) and $0.4 million in receivables from gold sales, as at June 30, 2017.

  The working capital position[1] of the Company as at June 30, 2017 decreased slightly to $74.7 million from $76.8 million, as at March 31, 2017.

2017 Outlook

Subsequent to the quarter end, as a result of the deeper levels of historic artisanal workings at Akwasiso, resulting in less oxide and more fresh ore tonnes, combined with the recently identified ore loss and dilution metrics at the Nkran pit, 2017 guidance has been revised to 205,000 to 225,000 ounces at AISC of US$920 to US$960/oz (previously 230,000 to 240,000 ounces at AISC of US$880 - US$920/oz).

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including working capital, adjusted net income (loss), adjusted net income (loss) per share, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced and all-in sustaining margin. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue for each ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

Q2 2017 Financial Results Conference Call and Webcast Details

Thursday 3 August at 9am Eastern Time
US/Canada Toll Free:         800 905 9496
UK Toll Free:                       0800 496 1454
International:                     + 1 212 271 4615

Webcast:
Please click on the link:  https://cc.callinfo.com/r/17b600pojy7rl&eom

Replay
A recorded playback will be available approximately two hours after the call until September 3, 2017:
US/Canada Toll Free:        800 558 5253
International:                    +1 416 626 4100
Passcode:                           21855191

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck - VP Corporate Development and Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).